UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Results for the Fourth Quarter of 2023

GUADALAJARA, Mexico, Feb. 26, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the fourth quarter ended December 31, 2023 (4Q23). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 4Q23 vs. 4Q22

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 16.5 million, or 0.3%. Total revenues increased by Ps. 1,126.0 million, or 14.1%.
  Cost of services increased by Ps. 49.6 million, or 4.3%.
  Income from operations decreased by Ps. 199.4 million, or 5.5%.
  EBITDA decreased by Ps. 110.7 million, or 2.6%, a decrease from Ps. 4,252.4 million in 4Q22 to Ps. 4,141.6 million in 4Q23. EBITDA margin (excluding the effects of IFRIC-12) went from 69.8% in 4Q22 to 67.8% in 4Q23.
  Comprehensive income increased by Ps. 296.6 million, or 17.9%, from Ps. 1,660.1 million in 4Q22 to Ps. 1,956.7 million in 4Q23.

Company’s Financial Position:

4Q23 results were positive compared to 4Q22, with an increase in aeronautical and non-aeronautical revenues, despite the 10.7% appreciation of the peso versus the U.S. dollar in the quarter, generating positive net cash flow from operating activities, which amounted to Ps. 3,054.2 million, a decrease of 8.5%. The Company reported a financial position of cash and cash equivalents as of December 31, 2023, of Ps. 10,055.2 million. During 4Q23, the Company drew down a credit line of Ps. 1,500.0 million from Banco Santander México, S.A. The proceeds were used to refinance the credit with Scotiabank Inverlat for the same amount.

Passenger Traffic

During 4Q23, total passengers at the Company’s 14 airports increased by 380.9 thousand passengers, an increase of 2.5%, compared to 4Q22.

During 4Q23, the following new routes were opened:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Aeromexico	Aguascalientes	Felipe Angeles	October 5, 2023	1 daily
Aeromexico	Guanajuato	Felipe Angeles	October 5, 2023	1 daily
Viva Aerobus	Tijuana	Puebla	October 20, 2023	5 weekly
Viva Aerobus	Guadalajara	Felipe Angeles	December 9, 2023	2 daily
Viva Aerobus	Guadalajara	Tulum	December 16, 2023	3 weekly
Viva Aerobus	Tijuana	Tulum	December 17, 2023	3 weekly
Viva Aerobus	La Paz	Monterrey	December 23, 2023	2 weekly
Note: Frequencies can vary without prior notice.

International
Airline	Departure	Arrival	Opening date	Frequencies
Southwest	Montego Bay	Kansas City	October 7, 2023	1 weekly
Southwest	Los Cabos	Kansas City	October 7, 2023	1 weekly
Flair	Puerto Vallarta	Toronto	October 29, 2023	4 weekly
Flair	Puerto Vallarta	Calgary	November 1, 2023	6 weekly
United Airlines	Montego Bay	Denver	November 4, 2023	1 weekly
WestJet	Los Cabos	Victoria	November 9, 2023	1 weekly
Air Canada	Los Cabos	Montreal	December 1, 2023	1 weekly
Norse Atlantic UK	Montego Bay	London Gatwick	December 1, 2023	4 weekly
WestJet	Los Cabos	Abbotsford	December 4, 2023	1 weekly
Viva Aerobus	Bajío	Dallas Fort Worth	December 8, 2023	3 weekly
WestJet	Puerto Vallarta	Abbotsford	December 9, 2023	1 weekly
Jetlines Canada	Montego Bay	Toronto	December 9, 2023	3 weekly
Alaska	Puerto Vallarta	Las Vegas	December 14, 2023	4 weekly
Alaska	Los Cabos	Las Vegas	December 15, 2023	4 weekly
WestJet	Puerto Vallarta	Prince George	December 16, 2023	1 weekly
Flair	Puerto Vallarta	Kitchener-Waterloo	December 16, 2023	3 weekly
Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	4Q22	4Q23	Change	2022	2023	Change
Guadalajara	3,185.9	3,107.8	(2.5%)	11,155.2	12,502.9	12.1%
Tijuana *	2,129.8	2,118.8	(0.5%)	8,102.9	8,870.4	9.5%
Los Cabos	708.0	721.5	1.9%	2,577.8	2,965.7	15.0%
Puerto Vallarta	710.5	663.0	(6.7%)	2,654.5	2,860.1	7.7%
Montego Bay	0.0	0.2	0.0%	0.0	0.2	0.0%
Guanajuato	528.0	616.1	16.7%	1,828.7	2,345.6	28.3%
Hermosillo	523.7	561.9	7.3%	1,867.2	2,114.3	13.2%
Kingston	0.4	0.5	19.3%	1.4	1.8	31.0%
Mexicali	373.8	421.9	12.9%	1,292.5	1,596.7	23.5%
Morelia	198.9	186.7	(6.1%)	673.2	795.8	18.2%
La Paz	267.2	287.8	7.7%	1,053.9	1,102.0	4.6%
Aguascalientes	170.0	161.1	(5.2%)	694.8	639.7	(7.9%)
Los Mochis	109.2	127.5	16.8%	416.6	463.8	11.3%
Manzanillo	23.9	32.7	37.0%	97.9	112.8	15.2%
Total	8,929.2	9,007.6	0.9%	32,416.7	36,371.7	12.2%
*Cross Border Xpress (CBX) users are classified as international passengers.

InternationalTerminal Passengers – 14 airports (in thousands):
Airport	4Q22	4Q23	Change	2022	2023	Change
Guadalajara	1,218.5	1,358.5	11.5%	4,451.3	5,207.4	17.0%
Tijuana *	1,158.4	1,070.0	(7.6%)	4,221.7	4,324.5	2.4%
Los Cabos	1,131.0	1,146.8	1.4%	4,441.5	4,749.9	6.9%
Puerto Vallarta	966.6	1,066.2	10.3%	3,554.2	3,930.0	10.6%
Montego Bay	1,130.3	1,248.5	10.5%	4,356.1	5,211.7	19.6%
Guanajuato	206.9	229.7	11.1%	774.5	875.2	13.0%
Hermosillo	19.6	20.5	4.6%	78.1	75.5	(3.3%)
Kingston	432.3	407.3	(5.8%)	1,560.7	1,746.3	11.9%
Mexicali	1.7	1.6	(4.2%)	6.3	6.9	9.6%
Morelia	135.3	144.4	6.7%	499.6	588.5	17.8%
La Paz	6.6	3.5	(46.8%)	25.8	13.9	(46.2%)
Aguascalientes	64.3	74.0	15.0%	234.5	288.3	22.9%
Los Mochis	1.6	1.6	1.7%	7.4	6.9	(5.6%)
Manzanillo	15.6	18.6	19.0%	67.9	67.7	(0.2%)
Total	6,488.7	6,791.2	4.7%	24,279.7	27,092.8	11.6%
*CBX users are classified as international passengers.

Total Terminal Passengers– 14 airports(in thousands):
Airport	4Q22	4Q23	Change	2022	2023	Change
Guadalajara	4,404.4	4,466.3	1.4%	15,606.5	17,710.2	13.5%
Tijuana *	3,288.2	3,188.8	(3.0%)	12,324.6	13,194.9	7.1%
Los Cabos	1,839.0	1,868.3	1.6%	7,019.3	7,715.6	9.9%
Puerto Vallarta	1,677.0	1,729.2	3.1%	6,208.7	6,790.1	9.4%
Montego Bay	1,130.3	1,248.6	10.5%	4,356.1	5,211.9	19.6%
Guanajuato	734.8	845.8	15.1%	2,603.2	3,220.8	23.7%
Hermosillo	543.3	582.4	7.2%	1,945.4	2,189.9	12.6%
Kingston	432.7	407.8	(5.8%)	1,562.1	1,748.1	11.9%
Mexicali	375.5	423.5	12.8%	1,298.8	1,603.6	23.5%
Morelia	334.2	331.1	(0.9%)	1,172.7	1,384.3	18.0%
La Paz	273.8	291.3	6.4%	1,079.7	1,115.8	3.3%
Aguascalientes	234.3	235.1	0.3%	929.3	928.0	(0.1%)
Los Mochis	110.7	129.1	16.6%	424.0	470.7	11.0%
Manzanillo	39.5	51.3	29.9%	165.8	180.5	8.9%
Total	15,417.9	15,798.8	2.5%	56,696.4	63,464.4	11.9%
*CBX users are classified as international passengers.

CBX Users (in thousands):
Airport	4Q22	4Q23	Change	2022	2023	Change
Tijuana	1,148.0	1,061.2	(7.6%)	4,186.5	4,288.0	2.4%

Consolidated Results for the Fourth Quarter(in thousands of pesos):
	4Q22	4Q23	Change
Revenues
Aeronautical services	4,710,033	4,486,752	(4.7%)
Non-aeronautical services	1,381,408	1,621,181	17.4%
Improvements to concession assets (IFRIC-12)	1,914,213	3,023,696	58.0%
Total revenues	8,005,654	9,131,629	14.1%

Operating costs
Costs of services:	1,146,085	1,195,635	4.3%
Employee costs	376,708	451,452	19.8%
Maintenance	296,564	250,557	(15.5%)
Safety, security & insurance	168,203	188,135	11.8%
Utilities	121,656	121,268	(0.3%)
Business operated directly by us	49,759	70,254	41.2%
Other operating expenses	133,195	113,969	(14.4%)

Technical assistance fees	202,678	199,494	(1.6%)
Concession taxes	496,667	594,877	19.8%
Depreciation and amortization	597,987	686,722	14.8%
Cost of improvements to concession assets (IFRIC-12)	1,914,213	3,023,696	58.0%
Other (income)	(6,344)	(23,713)	273.8%
Total operating costs	4,351,286	5,676,711	30.5%
Income from operations	3,654,368	3,454,918	(5.5%)
Financial Result	(750,104)	(650,398)	(13.3%)
Income before income taxes	2,904,263	2,804,520	(3.4%)
Income taxes	(1,073,585)	(547,436)	(49.0%)
Net income	1,830,678	2,257,084	23.3%
Currency translation effect	(141,530)	(237,991)	68.2%
Cash flow hedges, net of income tax	(37,573)	(45,552)	21.2%
Remeasurements of employee benefit – net income tax	8,491	(16,849)	(298.4%)
Comprehensive income	1,660,066	1,956,692	17.9%
Non-controlling interest	(13,212)	(8,301)	(37.2%)
Comprehensive income attributable to controlling interest	1,646,855	1,948,391	18.3%

	4Q22	4Q23	Change
EBITDA	4,252,355	4,141,640	(2.6%)
Comprehensive income	1,660,066	1,956,692	17.9%
Comprehensive income per share (pesos)	3.2646	3.8725	18.6%
Comprehensive income per ADS (US dollars)	1.9317	2.2915	18.6%

Operating income margin	45.6%	37.8%	(17.1%)
Operating income margin (excluding IFRIC-12)	60.0%	56.6%	(5.7%)
EBITDA margin	53.1%	45.4%	(14.6%)
EBITDA margin (excluding IFRIC-12)	69.8%	67.8%	(2.9%)
Costs of services and improvements / total revenues	38.2%	46.2%	20.9%
Cost of services / total revenues (excluding IFRIC-12)	18.8%	19.6%	4.0%

- Net income and comprehensive income per share for 4Q23 and 4Q22 were calculated based on 505,277,464 shares outstanding as of December 31, 2023, and December 31, 2022, respectively. U.S. dollar figures presented were converted from pesos to U.S. dollars at Ps. 16.8998 per U.S. dollar (the noon buying rate on December 29, 2023, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of our Jamaican airports, the average three-month exchange rate of Ps. 17.5814 per U.S. dollar for the three months ended December 31, 2023 was used.

Revenues (4Q23 vs. 4Q22)

  Aeronautical services revenues decreased by Ps. 223.3 million, or 4.7%.
  Non-aeronautical services revenues increased by Ps. 239.8 million, or 17.4%.
  Revenues from improvements to concession assets increased by Ps. 1,109.5 million, or 58.0%.
  Total revenues increased by Ps. 1,126.0 million, or 14.1%.

  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues at our Mexican airports decreased by Ps. 207.0 million, or 5.1%, compared to 4Q22, mainly due to the 10.7% appreciation of the peso versus the U.S. dollar, compared to 4Q22, which went from an average exchange rate of Ps. 19.6969 in 4Q22 to Ps. 17.5814 in 4Q23, affecting the international tariffs, in addition to the discounts granted in the passenger fees during November and December of 2023.
    Revenues from Jamaican airports decreased by Ps. 16.3 million, or 4.7%, compared to 4Q22. This was mainly due to the 10.7% appreciation of the peso versus the U.S. dollar, compared to 4Q22, which represented a decrease in revenues in pesos. Revenues in U.S. dollars increased by USD$3.0 million or 9.2%. Passenger traffic increased by 6.0%.
  The change in non-aeronautical services revenues was primarily driven by the following factors:
    Revenues at our Mexican airports increased by Ps. 220.0 million, or 19.2%, compared to 4Q22. Revenues from businesses operated by third parties increased by Ps. 133.6 million, or 18.2%, mainly due to the opening of new commercial spaces, and the renegotiation of contract conditions that matured during 4Q23. The business lines that grew the most were food and beverage, retail, car rentals, other commercial revenues, and leasing of space, all of which increased by Ps. 139.7 million, or 27.4%, offset by a decrease in revenues from duty-free stores by Ps. 8.3 million, combined, given that these contracts are in U.S. dollars and the peso appreciated by 10.7%. Revenues from businesses operated directly by us increased by Ps. 86.5 million, or 27.5%.
    Revenues from the Jamaican airports increased by Ps. 19.8 million, or 12.5%, compared to 4Q22. The business line that grew the most was duty-free stores, leasing of space, financial services, and other commercial revenues, which increased by Ps. 16.3 million, or 15.3%. Revenues in U.S. dollars increased by US$ 3.3 million, or 28.7%, offset by an appreciation of the peso by 10.7% against the U.S. dollar compared to 4Q22.
	4Q22	4Q23	Change
Businesses operated by third parties:
Food and beverage	200,865	254,521	26.7%
Car rentals	142,812	182,423	27.7%
Duty-free	175,353	177,656	1.3%
Retail	162,571	166,464	2.4%
Other commercial revenues	29,469	93,964	218.9%
Leasing of space	80,042	78,138	(2.4%)
Time shares	59,245	59,737	0.8%
Ground transportation	45,325	46,093	1.7%
Communications and financial services	26,616	28,272	6.2%
Total	922,299	1,087,267	17.9%

Businesses operated directly by us:
Car parking	154,210	178,918	16.0%
Convenience stores	93,866	137,042	46.0%
VIP lounges	104,579	112,634	7.7%
Advertising	48,998	45,923	(6.3%)
Total	401,654	474,516	18.1%
Recovery of costs	57,456	59,397	3.4%
Total Non-aeronautical Revenues	1,381,408	1,621,182	17.4%
Figures are expressed in thousands of Mexican pesos.
  Revenues from improvements to concession assets 1
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 1,109.5 million, or 58.0%, compared to 4Q22. The change was composed of:
    Improvements to concession assets at the Company’s Mexican airports, which increased by Ps. 1,001.9 million, or 54.0%, due to increased investments under the Master Development Program for the 2020-2024 period.
    Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 107.6 million, or 180.8%.

Total operating costs increased by Ps. 1,325.4 million, or 30.5%, compared to 4Q22, mainly due to the increase from costs of improvements to concession assets (IFRIC-12) by Ps. 1,109.5 million, an increase of Ps. 99.2 million, or 19.8%, in concession taxes, Ps. 88.7 million, or 14.8%, increase in depreciation and amortization, and an increase in the cost of services of Ps. 49.6 million, or 4.3% (excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased Ps. 215.9 million, or 8.9%).

___________________________
1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

This increase in total operating costs was primarily due to the following factors:

Mexican airports:

  Operating costs increased by Ps. 1,137.7 million, or 30.8%, compared to 4Q22, primarily due to a Ps. 1,101.9 million, or 54.2%, increase in the cost of improvements to the concession assets (IFRIC-12), a Ps. 95.6 million, or 20.4%, increase in depreciation and amortization, and Ps. 66.8 million, or 7.2%, increase in the cost of services. This increase was offset by a combined Ps. 8.5 million, or 1.9%, decrease in technical assistance fees and concession taxes, (excluding the cost of improvements to the concession assets, operating costs increased by Ps. 135.7 million, or 7.4%).

The change in the cost of services during 4Q23 was mainly due to:

  Employee costs increased Ps. 75.8 million, or 23.6%, compared to 4Q22, mainly due to the hiring of 362 additional personnel during 2023, mainly for the operation of business lines operated directly by us, as well as the adjustments in salaries and changes in Labor Law.
  Cost of business operated directly by us increased by Ps. 20.5 million or 41.2%, compared to 4Q22, derived from increased operations and income in VIP lounges and convenience stores.
  Safety, security, and insurance costs increased Ps. 15.4 million, or 12.4%, compared to 4Q22, mainly due to an increase in the number of security staff, minimum wages and changes in Labor Law, and the opening of additional operational areas.
  These increases were offset by the decrease in maintenance cost by Ps. 48.5 million, or 19.4%.

Jamaican Airports:

  Operating costs increased by Ps. 187.7 million, or 28.3%, compared to 4Q22, mainly due to a Ps. 107.6 million, or 180.8% increase in the cost of improvements to concession assets (IFRIC-12), increase in concession taxes by Ps. 103.5 million, or 41.6%, offset by a decrease in the cost of services by Ps. 17.2 million, or 7.7%, and a decrease in the depreciation and amortization by Ps. 6.8 million, or 5.3%.

Operating income margin went from 45.6% in 4Q22 to 37.8% in 4Q23. Excluding the effects of IFRIC-12, the operating income margin went from 60.0% in 4Q22 to 56.6% in 4Q23. Income from operations decreased by Ps. 199.4 million, or 5.5%, compared to 4Q22.

EBITDA margin went from 53.1% in 4Q22 to 45.4% in 4Q23. Excluding the effects of IFRIC-12, EBITDA margin went from 69.8% in 4Q22 to 67.8% in 4Q23. The nominal value of EBITDA decreased by Ps. 110.7 million, or 2.6%, compared to 4Q22.

Financial result decreased by Ps. 99.7 million, or 13.3%, from a net expense of Ps. 750.1 million in 4Q22 to a net expense of Ps. 650.4 million in 4Q23. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an expense of Ps. 260.6 million in 4Q22 to an expense of Ps. 154.5 million in 4Q23. This generated a foreign exchange gain of Ps. 106.1 million. This was mainly due to the appreciation of the peso. The currency translation effect income increased to Ps. 96.5 million, compared to 4Q22.
  Interest expenses increased by Ps. 50.3 million, or 6.7%, compared to 4Q22, mainly due to higher debt as a result of the issuance of long-term debt securities and the drawdown of credit lines.
  Interest income increased by Ps. 43.9 million, or 14.2%, compared to 4Q22, mainly due to an increase in the reference interest rates.

In 4Q23, comprehensive income increased by Ps. 296.6 million, or 17.9%, compared to 4Q22. Mainly due to the decrease in the income before taxes by Ps. 526.1 million, and the decrease in the financial result of Ps. 99.7 million, this was offset by the decrease in revenues in dollars due to the appreciation of the peso by 10.7%, the decrease in income from the currency translation effect in Ps. 96.5 million, among others.

During 4Q23, net income increased by Ps. 426.4 million, or 23.3%, compared to 4Q22. Taxes for the period decreased by Ps. 526.1 million, income taxes decreased by Ps. 390.1 million and the benefit for deferred taxes increased by Ps. 136.0 million, mainly due to an increase in the inflation rate, from 1.4% in 4Q22 to 1.7% in 4Q23 and the application of tax losses of Ps. 28.1 million.

Consolidated Results for the Twelve Months (in thousands of pesos):
	2022	2023	Change
Revenues
Aeronautical services	17,336,734	19,267,395	11.1%
Non-aeronautical services	5,197,238	6,165,429	18.6%
Improvements to concession assets (IFRIC-12)	4,846,404	7,791,320	60.8%
Total revenues	27,380,377	33,224,144	21.3%

Operating costs
Costs of services:	3,781,054	4,380,069	15.8%
Employee costs	1,373,264	1,724,461	25.6%
Maintenance	730,568	728,618	(0.3%)
Safety, security & insurance	577,122	691,155	19.8%
Business operated directly by us	474,032	485,265	2.4%
Utilities	161,823	245,496	51.7%
Other operating expenses	464,245	505,074	8.8%

Technical assistance fees	756,648	851,320	12.5%
Concession taxes	1,895,182	2,532,896	33.6%
Depreciation and amortization	2,313,321	2,545,702	10.0%
Cost of improvements to concession assets (IFRIC-12)	4,846,404	7,791,320	60.8%
Other (income)	(26,427)	(15,875)	(39.9%)
Total operating costs	13,566,182	18,085,431	33.3%
Income from operations	13,814,195	15,138,713	9.6%
Financial Result	(1,538,510)	(2,377,022)	54.5%
Income before income taxes	12,275,686	12,761,690	4.0%
Income taxes	(3,090,212)	(3,072,090)	(0.6%)
Net income	9,185,474	9,689,600	5.5%
Currency translation effect	(488,316)	(893,709)	83.0%
Cash flow hedges, net of income tax	100,966	(69,905)	(169.2%)
Remeasurements of employee benefit – net income tax	8,802	(15,932)	(281.0%)
Comprehensive income	8,806,926	8,710,054	(1.1%)
Non-controlling interest	(142,710)	(68,820)	(51.8%)
Comprehensive income attributable to controlling interest	8,664,216	8,641,234	(0.3%)

	2022	2023	Change
EBITDA	16,127,515	17,684,415	9.7%
Comprehensive income	8,806,926	8,710,054	(1.1%)
Comprehensive income per share (pesos)	17.3191	17.2382	(0.5%)
Comprehensive income per ADS (US dollars)	10.2481	10.2002	(0.5%)

Operating income margin	50.5%	45.6%	(9.7%)
Operating income margin (excluding IFRIC-12)	61.3%	59.5%	(2.9%)
EBITDA margin	58.9%	53.2%	(9.6%)
EBITDA margin (excluding IFRIC-12)	71.6%	69.5%	(2.8%)
Costs of services and improvements / total revenues	31.5%	36.6%	16.3%
Cost of services / total revenues (excluding IFRIC-12)	16.8%	17.2%	2.6%

- Net income and comprehensive income per share for 2023 and 2022 were calculated based on 505,277,464 shares outstanding as of December 31, 2023, and December 31, 2022, respectively. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 16.8998 per U.S. dollar (the noon buying rate on December 29, 2023, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the airports in Jamaica, the average twelve-month exchange rate of Ps. 17.7665 per U.S. dollar for the nine months ended December 31, 2023, was used.

Revenues (2023 vs. 2022)

  Aeronautical services revenues increased by Ps. 1,930.7 million, or 11.1%.
  Non-aeronautical services revenues increased by Ps. 968.2 million, or 18.6%.
  Revenues from improvements to concession assets increased by Ps. 2,944.9 million, or 60.8%.
  Total revenues increased by Ps. 5,843.8 million, or 21.3%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at our Mexican airports increased by Ps. 1,768.9 million, or 12.0%, compared to 2022, mainly due to the 11.3% increase in passenger traffic.
    Revenues from Jamaican airports increased by Ps. 161.8 million, or 6.8%, compared to 2022. This was mainly due to the 17.6% increase in passenger traffic but offset by the appreciation of the peso against the U.S. dollar compared to 2022 of 11.7%, which went from an average exchange rate of Ps. 20.1254 in 2022 to Ps. 17.7665 in 2023, which represented a decrease in revenues in pesos.
  The change in non-aeronautical services revenues was composed primarily of the following factors :

    Revenues at our Mexican airports increased by Ps. 860.8 million, or 20.1%, compared to 2022. Revenues from businesses operated directly by us increased by Ps. 419.4 million, or 32.3%. Revenues from businesses operated by third parties increased by Ps. 434.5 million, or 15.4%. This was mainly due to the recovery of passenger traffic, the opening of new commercial spaces, and the renegotiation of existing contracts that matured in 2023. The business lines that increased the most were food and beverage, retail, leasing of space, and car rentals, which jointly increased by Ps. 390.3 million, or 19.4%. Commercial revenues in U.S. dollars represent 24% of non-aeronautical revenues, therefore the appreciation of the peso during 2023 affected that revenue by approximately 3.2%. The recovery of costs increased by Ps. 6.9 million, or 4.1%.
    Revenues from the Jamaican airports increased by Ps. 107.4 million, or 11.8%, compared to 2022. The business lines that increased the most were duty-free stores, retail, food and beverage, advertising, parking lots, and leasing of space, which jointly increased by Ps. 103.4 million, or 14.2%. These revenues were offset by a decrease in ground transportation by Ps. 1.2 million. Revenues in U.S. dollars increased by US$12.1 million, or 26.8%.
	2022	2023	Change
Businesses operated by third parties:
Food and beverage	778,517	1,002,882	28.8%
Duty-free	711,291	761,479	7.1%
Retail	614,011	698,167	13.7%
Car rentals	541,715	610,226	12.6%
Leasing of space	305,841	348,650	14.0%
Time shares	238,213	226,322	(5.0%)
Other commercial revenues	155,262	206,153	32.8%
Ground transportation	171,790	178,400	3.8%
Communications and financial services	104,767	116,512	11.2%
Total	3,621,406	4,148,791	14.6%

Businesses operated directly by us:
Car parking	548,862	706,923	28.8%
Convenience stores	322,929	496,943	53.9%
VIP lounges	374,038	432,481	15.6%
Advertising	106,583	151,737	42.4%
Total	1,352,412	1,788,084	32.2%
Recovery of costs	223,420	228,554	2.3%
Total Non-aeronautical Revenues	5,197,238	6,165,429	18.6%
Figures are expressed in thousands of Mexican pesos.
  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 2,944.9 million, or 60.8%, compared to 2022. The change was composed primarily of:
    The Company’s Mexican airports, which increased by Ps. 2,822.7 million, or 59.8%, due to increased investments under the Master Development Program for the 2020-2024 period.
    Improvements to concession assets at the Company’s Jamaican airports, which increased Ps. 122.3 million, or 94.3%.

2 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 4,519.2 million, or 33.3%, compared to 2022, mainly due to a Ps. 2,244.9 million, or 60.8% increase in the cost of improvements to the concession assets (IFRIC-12), a combined Ps. 732.4 million, or 32.6%, increase in concession taxes and technical assistance fees, a Ps. 599.0 million, or 15.8%, increase in cost of services, and a Ps. 232.4 million, or 10.0%, increase in depreciation and amortization (excluding the cost of improvements to concession assets, operating costs increased Ps. 1,574.3 million, or 18.1%).

This increase in total operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 3,897.1 million, or 34.9%, compared to 2022, primarily due to a Ps. 2,822.7 million, or 59.8%, increase in the cost of improvements to the concession assets (IFRIC-12), a Ps. 637.1 million, or 21.3%, increase in cost of services, a combined Ps. 240.6 million, or 13.3%, increase in depreciation and amortization, a Ps. 202.3 million, or 12.2%, increase in technical assistance fees and concession taxes (excluding the cost of improvements to the concession assets, operating costs increased by Ps. 1,074.4 million or 16.7%).

The change in the cost of services during 2023 was mainly due to:

  Employee costs increased Ps. 355.6 million, or 30.6%, compared to 2022, mainly due to the hiring of additional personnel as well as the adjustments in salaries and changes in Labor Law.
  Safety, security, and insurance costs increased Ps. 101.4 million, or 23.9%, compared to 2022, mainly due to an increase in the number of security staff, an increase in minimum wages, changes in Labor Law, and the opening of additional operational areas.
  The cost of business operated directly by us increased by Ps. 83.7 million or 51.7%, compared to 2022, derived from increased operations and income in VIP lounges and convenience stores.
  Utilities increased by Ps. 46.1 million, or 16.1%, compared to 2022.

Jamaican Airports:

  Operating costs increased by Ps. 622.1 million, or 25.9%, compared to 2022, mainly due to a Ps. 530.0 million, or 53.6%, increase in concession taxes, a Ps. 122.2 million or 94.3%, increase in cost of improvements to concession assets (IFRIC-12), offset by the decrease in cost of services by Ps. 38.1 million, or 4.8%, and the depreciation and amortization by Ps. 8.2 million, or 1.6%, mainly due to the appreciation of the peso by 10.7%, which represented a decrease in the cost of pesos.

Operating margin went from 50.5% in 2022 to 45.6% in 2023. Excluding the effects of IFRIC-12, the operating margin went from 61.3% in 2022 to 59.5% in 2023. Operating income increased by Ps. 1,324.5 million, or 9.6%, compared to 2022.

EBITDA margin went from 58.9% in 2022 to 53.2% in 2023. Excluding the effects of IFRIC-12, EBITDA margin went from 71.6% in 2022 to 69.5% in 2023. The nominal value of EBITDA increased Ps. 1,556.9 million, or 9.7%, compared to 2022.

Financial cost increased by Ps. 838.5 million, or 54.5%, from a net expense of Ps. 1,538.5 million in 2022 to a net expense of Ps. 2,377.0 million in 2023. This change was mainly the result of:

  Foreign exchange rate fluctuation, which went from an income of Ps. 81.4 million in 2022 to a loss of Ps. 340.7 million in 2023. This generated an increase in the foreign exchange loss of Ps. 422.1 million, due to the peso appreciation. The currency translation effect expense increased Ps. 405.4 million, compared to 2022.
  Interest expenses increased by Ps. 994.6 million, or 40.5%, compared to 2022, mainly due to the increase in debt due to the issuance of bond certificates and the contracting of bank loans in 2023, as well as the substantial increase in interest rates.
  Interest income increased by Ps. 567.0 million, or 67.9%, compared to 2022, mainly due to an increase in the reference interest rates.

In 2023, comprehensive income decreased by Ps. 96.9 million, or 1.1%, compared to 2022. Income before taxes increased by Ps. 486.0 million, mainly due to the increase in traffic and the commercial strategy. However, net and comprehensive income decreased mainly due to the decrease of the effect of foreign currency translation in Ps. 405.4 million, and a decrease in cash flow hedges for Ps. 170.9 million.

During 2023, net income increased by Ps. 504.1 million, or 5.5%, compared to 2022. Taxes for the period decreased by Ps. 18.1 million, due to a decrease of income taxes by Ps. 233.0 million, and the benefit for deferred taxes decreased by Ps. 214.8 million, mainly due to the inflation rate, from 7.8% in 2022 to 4.7% in 2023.

Statement of Financial Position

Total assets as of December 31, 2023, increased by Ps. 6,939.5 million compared to December 31, 2022, primarily due to the following items: (i) a Ps. 8,736.8 million increase in net improvements to concession assets, (ii) a Ps. 630.9 million increase in other current assets, (iii) a Ps. 527.6 million increase in deferred income taxes. This increase was partially offset by a decrease of (i) Ps. 2,316.3 million in cash and cash equivalents (ii) a Ps. 889.7 million decrease in airport concessions, and (iii) a Ps. 117.1 million decrease in account receivables, among others.

Total liabilities as of December 31, 2023, increased by Ps. 5,822.9 million compared to December 31, 2022. This increase was primarily due to the following items: (i) issuance of Ps. 4,798.0 million (net) in long-term debt securities, and (ii) Ps. 1,424.4 million in bank loans. This increase was partially offset by a decrease of (i) Ps. 153.6 million in deferred taxes and (ii) Ps. 102.5 million in accounts payable, among others.

Recent events

  During the Board of Directors meeting held on February 26, 2024, it was approved to include in the agenda of the Extraordinary General Shareholders' Meeting, to be held in April 2024, a capital reduction of Ps. 13.86 per outstanding share. In case of approval by the Shareholders’ Meeting, the payment of the capital reduction must be made within 12 months after said approval.

  As part of our business plan, our Company is always on the lookout for new investment opportunities. Currently, we are participating in the bidding process for the Howard Hamilton International Airport located in Providenciales, Turks & Caicos Island. Out of the 13 companies that participated in the bidding process, only 5 obtained prequalification, and we are one of them. Therefore, we have been selected to begin the bidding process at the end of March 2024. The concession term for the selected bidder will be 30 years.

  In 2022, the airport served 1.4 million passengers, out of which 90% were international and 10% were domestic passengers. The airport generated an EBITDA of USD$50.0 million during the year. The total CAPEX investment is approximately USD$300.0 million, which is primarily for the expansion and renovation of the terminal building, runway expansion, and construction of taxiways.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to several risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport(in thousands of pesos):
Airport	4Q22	4Q23	Change	2022	2023	Change
Guadalajara
Aeronautical services	1,265,273	1,221,327	(3.5%)	4,562,120	5,266,036	15.4%
Non-aeronautical services	232,363	281,553	21.2%	877,101	1,041,913	18.8%
Improvements to concession assets (IFRIC 12)	974,895	2,571,411	163.8%	2,474,815	4,271,868	72.6%
Total Revenues	2,472,531	4,074,290	64.8%	7,914,036	10,579,817	33.7%
Operating income	1,097,981	1,116,502	1.7%	3,897,415	4,619,800	18.5%
EBITDA	1,207,186	1,234,958	2.3%	4,336,833	5,079,356	17.1%

Tijuana
Aeronautical services	796,921	711,579	(10.7%)	2,690,693	2,915,378	8.4%
Non-aeronautical services	143,401	153,225	6.9%	532,955	622,543	16.8%
Improvements to concession assets (IFRIC 12)	494,906	28,416	(94.3%)	751,422	450,925	(40.0%)
Total Revenues	1,435,229	893,221	(37.8%)	3,975,071	3,988,846	0.3%
Operating income	668,295	575,789	(13.8%)	2,227,358	2,294,571	3.0%
EBITDA	761,983	699,102	(8.3%)	2,569,032	2,716,312	5.7%

Los Cabos
Aeronautical services	710,108	644,341	(9.3%)	2,711,345	2,932,155	8.1%
Non-aeronautical services	282,230	301,161	6.7%	1,093,300	1,169,048	6.9%
Improvements to concession assets (IFRIC 12)	435,097	(372,652)	(185.6%)	624,893	376,172	(39.8%)
Total Revenues	1,427,435	572,850	(59.9%)	4,429,538	4,477,375	1.1%
Operating income	727,865	651,736	(10.5%)	2,739,855	2,851,985	4.1%
EBITDA	805,201	734,366	(8.8%)	3,041,907	3,178,753	4.5%

Puerto Vallarta
Aeronautical services	615,741	570,984	(7.3%)	2,278,063	2,492,164	9.4%
Non-aeronautical services	124,638	129,906	4.2%	524,261	561,976	7.2%
Improvements to concession assets (IFRIC 12)	(73,915)	505,153	(783.4%)	523,993	1,715,824	227.5%
Total Revenues	666,464	1,206,043	81.0%	3,326,317	4,769,964	43.4%
Operating income	515,458	485,762	(5.8%)	1,992,569	2,137,339	7.3%
EBITDA	568,457	551,644	(3.0%)	2,189,362	2,367,508	8.1%

Montego Bay
Aeronautical services	412,894	414,279	0.3%	1,689,682	1,804,975	6.8%
Non-aeronautical services	179,487	202,326	12.7%	693,603	800,061	15.3%
Improvements to concession assets (IFRIC 12)	39,512	127,108	221.7%	109,715	206,137	87.9%
Total Revenues	631,893	743,714	17.7%	2,493,001	2,811,173	12.8%
Operating income	171,028	182,467	6.7%	1,122,272	895,296	(20.2%)
EBITDA	320,264	297,869	(7.0%)	1,613,348	1,363,265	(15.5%)

Exhibit A: Operating results by airport (in thousands of pesos):
Airport	4Q22	4Q23	Change	2022	2023	Change
Guanajuato
Aeronautical services	212,278	216,583	2.0%	760,779	923,323	21.4%
Non-aeronautical services	41,539	47,036	13.2%	154,845	182,829	18.1%
Improvements to concession assets (IFRIC 12)	1,927	(27,098)	(1506.3%)	33,868	185,069	446.4%
Total Revenues	255,744	236,521	(7.5%)	949,492	1,291,221	36.0%
Operating income	167,207	181,575	8.6%	605,139	761,752	25.9%
EBITDA	187,749	203,249	8.3%	686,013	849,651	23.9%

Hermosillo
Aeronautical services	128,082	142,349	11.1%	457,013	525,222	14.9%
Non-aeronautical services	23,212	30,175	30.0%	79,181	98,269	24.1%
Improvements to concession assets (IFRIC 12)	23,541	(5,760)	(124.5%)	74,231	37,558	(49.4%)
Total Revenues	174,835	166,764	(4.6%)	610,425	661,049	8.3%
Operating income	77,278	107,262	38.8%	275,292	337,981	22.8%
EBITDA	99,364	132,466	33.3%	361,404	437,251	21.0%

Others(1)
Aeronautical services	568,737	565,310	(0.6%)	2,187,038	2,408,141	10.1%
Non-aeronautical services	105,843	109,856	3.8%	415,587	437,237	5.2%
Improvements to concession assets (IFRIC 12)	(1,694)	197,118	(11733.1%)	253,466	547,767	116.1%
Total Revenues	672,886	872,284	29.6%	2,856,091	3,393,147	18.8%
Operating income	161,229	173,103	7.4%	692,047	785,604	13.5%
EBITDA	235,167	267,170	13.6%	976,699	1,125,732	15.3%

Total
Aeronautical services	4,710,034	4,486,752	(4.7%)	17,336,734	19,267,395	11.1%
Non-aeronautical services	1,132,712	1,255,239	10.8%	4,370,832	4,913,874	12.4%
Improvements to concession assets (IFRIC 12)	1,894,268	3,023,696	59.6%	4,846,404	7,791,320	60.8%
Total Revenues	7,737,013	8,765,687	13.3%	26,553,970	31,972,589	20.4%
Operating income	3,586,336	3,474,197	(3.1%)	13,551,947	14,684,327	8.4%
EBITDA	4,185,372	4,120,824	(1.5%)	15,774,599	17,117,829	8.5%
(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of December 31 (in thousands of pesos):
	2022	2023	Change	%
Assets
Current assets
Cash and cash equivalents	12,371,464	10,055,211	(2,316,253)	(18.7%)
Trade accounts receivable - Net	2,368,342	2,251,229	(117,113)	(4.9%)
Other current assets	771,974	1,402,959	630,985	81.7%
Total current assets	15,511,780	13,709,399	(1,802,381)	(11.6%)

Advanced payments to suppliers	2,564,880	2,105,833	(459,047)	(17.9%)
Machinery, equipment and improvements to leased buildings - Net	3,928,258	4,552,283	624,025	15.9%
Improvements to concession assets - Net	20,260,493	28,997,244	8,736,751	43.1%
Airport concessions - Net	9,668,698	8,778,988	(889,710)	(9.2%)
Rights to use airport facilities - Net	1,135,009	1,461,100	326,091	28.7%
Deferred income taxes - Net	6,810,168	7,337,813	527,645	7.7%
Other non-current assets	626,055	502,198	(123,857)	(19.8%)
Total assets	60,505,341	67,444,859	6,939,517	11.5%

Liabilities
Current liabilities	6,919,970	12,085,579	5,165,609	74.6%
Long-term liabilities	33,757,326	34,414,633	657,307	1.9%
Total liabilities	40,677,296	46,500,212	5,822,916	14.3%

Stockholders' Equity
Common stock	8,197,536	8,197,536	-	0.0%
Legal reserve	34,076	478,185	444,109	1303.3%
Retained earnings	9,187,597	8,787,568	(400,029)	(4.4%)
Reserve for share repurchase	2,499,473	2,500,000	527	0.0%
Repurchased shares	(1,999,987)	-	1,999,987	(100.0%)
Foreign currency translation reserve	575,534	(240,307)	(815,841)	(141.8%)
Remeasurements of employee benefit – Net	14,013	(1,919)	(15,932)	(113.7%)
Cash flow hedges- Net	130,624	60,720	(69,904)	(53.5%)
Total controlling interest	18,638,866	19,781,783	1,142,917	6.1%
Non-controlling interest	1,189,179	1,162,864	(26,314)	(2.2%)
Total stockholder's equity	19,828,045	20,944,647	1,116,603	5.6%

Total liabilities and stockholders' equity	60,505,341	67,444,859	6,939,518	11.5%
The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):
	4Q22	4Q23	Change	2022	2023	Change
Cash flows from operating activities:
Consolidated net income	1,830,679	2,257,084	23.3%	9,185,474	9,689,600	5.5%

Postemployment benefit costs	9,610	11,815	22.9%	35,532	45,501	28.1%
Allowance expected credit loss	15,633	1,030	(93.4%)	41,444	29,395	(29.1%)
Depreciation and amortization	597,987	686,722	14.8%	2,313,321	2,545,702	10.0%
Loss on sale of machinery, equipment and improvements to leased assets	10,359	(817)	(107.9%)	14,232	(668)	(104.7%)
Interest expense	697,893	642,642	(7.9%)	2,356,116	3,439,276	46.0%
Provisions	(14,179)	4,908	(134.6%)	3,285	22,986	599.8%
Income tax expense	1,073,585	547,436	(49.0%)	3,090,212	3,072,090	(0.6%)
Unrealized exchange loss	28,227	(28,229)	(200.0%)	(261,258)	(311,969)	19.4%
Net (gain) on derivative financial instruments	(39)	-	(100.0%)	(6,967)	-	(100.0%)
	4,249,754	4,122,591	(3.0%)	16,771,387	18,531,914	10.5%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(526,351)	(201,310)	(61.8%)	(705,576)	50,837	(107.2%)
Recoverable tax on assets and other assets	305,332	(257,260)	(184.3%)	601,434	(469,839)	(178.1%)
Increase (decrease)
Concession taxes payable	105,468	207,078	96.3%	(10,719)	374,872	(3597.2%)
Accounts payable	(24,986)	65,830	(363.5%)	220,010	(51,011)	(123.2%)
Cash generated by operating activities	4,109,217	3,936,929	(4.2%)	16,876,535	18,436,773	9.2%
Income taxes paid	(772,133)	(882,708)	14.3%	(4,356,833)	(4,501,917)	3.3%
Net cash flows provided by operating activities	3,337,084	3,054,221	(8.5%)	12,519,703	13,934,856	11.3%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(2,938,891)	(2,801,045)	(4.7%)	(8,431,106)	(10,444,346)	23.9%
Cash flows from sales of machinery and equipment	3,295	1,742	(47.1%)	5,198	3,535	(32.0%)
Other investment activities	25,102	(1,101)	(104.4%)	(56,475)	(36,552)	(35.3%)
Business acquisition	-	-	0.0%	-	(614,792)	100.0%
Net cash used by investment activities	(2,910,494)	(2,800,404)	(3.8%)	(8,482,383)	(11,092,156)	30.8%

Cash flows from financing activities:
Dividends declared and paid	(3,637,998)	(3,749,158)	3.1%	(7,313,743)	(7,498,317)	2.5%
Dividends declared and paid non-controlling interest	1,093	(135,914)	(12534.9%)	(153,959)	(135,914)	11.7%
Bond certificates issued	-	-	0.0%	7,757,588	5,400,000	(30.4%)
Bond certificates paid	(2,300,000)	-	(100.0%)	(3,800,000)	(602,000)	(84.2%)
Bank loans paid	(79,930)	(1,570,819)	1865.2%	(4,039,007)	(1,642,132)	(59.3%)
Banks loans	3,000,000	1,494,341	(50.2%)	6,872,783	3,715,459	(45.9%)
Repurchase of shares	-	-	0.0%	(1,999,987)	-	(100.0%)
Interest capitalized on financial loans	-	(342,554)	100.0%	-	(342,554)	100.0%
Interest paid	(703,379)	(634,052)	(9.9%)	(2,227,888)	(3,661,981)	64.4%
Interest paid on lease	(1,326)	(1,148)	(13.4%)	(5,391)	(4,805)	(10.9%)
Payments of obligations for leasing	(4,173)	(4,454)	6.7%	(16,099)	(17,517)	8.8%
Net cash flows used in financing activities	(3,725,713)	(4,943,758)	32.7%	(4,925,704)	(4,789,761)	(2.8%)

Effects of exchange rate changes on cash held	(486,981)	291,081	(159.8%)	(73,034)	(369,192)	405.5%
Net (decrease) in cash and cash equivalents	(3,786,104)	(4,398,860)	16.2%	(961,413)	(2,316,253)	140.9%
Cash and cash equivalents at beginning of the period	16,157,567	14,454,072	(10.5%)	13,332,877	12,371,464	(7.2%)
Cash and cash equivalents at the end of the period	12,371,464	10,055,211	(18.7%)	12,371,464	10,055,211	(18.7%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):
	4Q22	4Q23	Change	2022	2023	Change
Revenues
Aeronautical services	4,710,033	4,486,752	(4.7%)	17,336,734	19,267,395	11.1%
Non-aeronautical services	1,381,408	1,621,181	17.4%	5,197,238	6,165,429	18.6%
Improvements to concession assets (IFRIC-12)	1,914,213	3,023,696	58.0%	4,846,404	7,791,320	60.8%
Total revenues	8,005,654	9,131,629	14.1%	27,380,377	33,224,144	21.3%

Operating costs
Costs of services:	1,146,085	1,195,635	4.3%	3,781,054	4,380,069	15.8%
Employee costs	376,708	451,452	19.8%	1,373,264	1,724,461	25.6%
Maintenance	296,564	250,557	(15.5%)	730,568	728,618	(0.3%)
Safety, security & insurance	168,203	188,135	11.8%	577,122	691,155	19.8%
Utilities	121,656	121,268	(0.3%)	474,032	485,265	2.4%
Business operated directly by us	49,759	70,254	41.2%	161,823	245,496	51.7%
Other operating expenses	133,195	113,969	(14.4%)	464,245	505,074	8.8%

Technical assistance fees	202,678	199,494	(1.6%)	756,648	851,320	12.5%
Concession taxes	496,667	594,877	19.8%	1,895,182	2,532,896	33.6%
Depreciation and amortization	597,987	686,722	14.8%	2,313,321	2,545,702	10.0%
Cost of improvements to concession assets (IFRIC-12)	1,914,213	3,023,696	58.0%	4,846,404	7,791,320	60.8%
Other (income)	(6,344)	(23,713)	273.8%	(26,427)	(15,875)	(39.9%)
Total operating costs	4,351,286	5,676,711	30.5%	13,566,182	18,085,431	33.3%
Income from operations	3,654,368	3,454,918	(5.5%)	13,814,195	15,138,713	9.6%
Financial Result	(750,104)	(650,398)	(13.3%)	(1,538,510)	(2,377,022)	54.5%
Income before income taxes	2,904,263	2,804,520	(3.4%)	12,275,686	12,761,690	4.0%
Income taxes	(1,073,585)	(547,436)	(49.0%)	(3,090,212)	(3,072,090)	(0.6%)
Net income	1,830,678	2,257,084	23.3%	9,185,474	9,689,600	5.5%
Currency translation effect	(141,530)	(237,991)	68.2%	(488,316)	(893,709)	83.0%
Cash flow hedges, net of income tax	(37,573)	(45,552)	21.2%	100,966	(69,905)	(169.2%)
Remeasurements of employee benefit – net income tax	8,491	(16,849)	(298.4%)	8,802	(15,932)	(281.0%)
Comprehensive income	1,660,066	1,956,692	17.9%	8,806,926	8,710,054	(1.1%)
Non-controlling interest	(13,212)	(8,301)	(37.2%)	(142,710)	(68,820)	(51.8%)
Comprehensive income attributable to controlling interest	1,646,855	1,948,391	18.3%	8,664,216	8,641,234	(0.3%)
The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):
	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2022	170,381	1,592,551	5,531,292	(3,000,036)	13,925,091	1,069,102	19,288,380	1,140,220	20,428,600
Legal Reserve cancellation	-	(1,558,475)	-	-	1,558,475	-	-	-	-
Capitalization of retained earnings	8,027,155	-	-	-	(8,027,155)	-	-	-	-
Dividends declared	-	-	-	-	(7,313,743)	-	(7,313,743)	-	(7,313,743)
Repurchased share cancellation	-	-	(3,000,036)	3,000,036	-	-	-	-	-
Reserve for share purchase	-	-	(31,782)	-	31,782	-	-	-	-
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(93,751)	(93,751)
Repurchased share	-	-	-	(1,999,987)	-	-	(1,999,987)	-	(1,999,987)
Comprehensive income:
Net income	-	-	-	-	9,013,147	-	9,013,147	172,327	9,185,475
Foreign currency translation reserve	-	-	-	-	-	(458,699)	(458,699)	(29,617)	(488,316)
Remeasurements of employee benefit – Net	-	-	-	-	-	8,802	8,802	-	8,802	-
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	100,966	100,966	-	100,966
Balance as of December 31, 2022	8,197,536	34,076	2,499,473	(1,999,987)	9,187,597	720,171	18,638,866	1,189,179	19,828,052
Legal reserve cancellation	-	444,109	-	-	(444,109)	-	-	-	-
Dividends declared	-	-	-	-	(7,498,318)	-	(7,498,318)	-	(7,498,318)
Cancellation repurchased shares	-	-	(1,999,987)	1,999,987	-	-	-	-	-
Reserve for share purchase	-	-	2,000,514	-	(2,000,514)	-	-	-	-
Dividends declared non-controlling interest	-	-	-	-	-	-	-	(95,135)	(95,135)
Comprehensive income:
Net income	-	-	-	-	9,542,912	-	9,542,912	146,688	9,689,600
Foreign currency translation reserve	-	-	-	-	-	(815,841)	(815,841)	(77,868)	(893,709)
Remeasurements of employee benefit – Net	-	-	-	-	-	(15,932)	(15,932)	-	(15,932)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(69,905)	(69,905)	-	(69,905)
Balance as of December 31, 2023	8,197,536	478,185	2,500,000	-	8,787,568	(181,508)	19,781,783	1,162,863	20,944,646
For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized under Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue to be prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:
	4Q22	4Q23	Change	2022	2023	Change
Total passengers	15,417.9	15,798.8	2.5%	56,696.4	63,464.4	11.9%
Total cargo volume (in WLUs)	662.3	674.6	1.9%	2,578.8	2,543.6	(1.4%)
Total WLUs	16,080.2	16,473.5	2.4%	59,275.2	66,008.1	11.4%

Aeronautical & non aeronautical services per passenger (pesos)	395.1	386.6	(2.1%)	397.5	400.7	0.8%
Aeronautical services per WLU (pesos)	292.9	272.4	(7.0%)	292.5	291.9	(0.2%)
Non aeronautical services per passenger (pesos)	89.6	102.6	14.5%	91.7	97.1	6.0%
Cost of services per WLU (pesos)	71.3	72.6	1.8%	63.8	66.4	4.0%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: February 26, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer